Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

THE TORONTO-DOMINION BANK

HUNT MERGER SUB, INC.

AND

THE SOUTH FINANCIAL GROUP, INC.

DATED AS OF MAY 16, 2010

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4.2 Capitalization	12
4.3 Authority; No Violation	14
4.4 Consents and Approvals	16
4.5 SEC Documents; Other Reports; Internal Controls	17
4.6 Financial Statements; Undisclosed Liabilities	18
4.7 Broker’s Fees	19
4.8 Absence of Certain Changes or Events	19
4.9 Legal Proceedings	19
4.10 Taxes	20
4.11 Employees; Employee Benefit Plans	21
4.12 Compliance With Applicable Law	23
4.13 Certain Contracts	24
4.14 Agreements with Regulatory Agencies	25
4.15 Derivative Instruments and Transactions	26
4.16 Company Information	26
4.17 Title to Property	26
4.18 Insurance	27
4.19 Environmental Liability	28
4.20 Opinion Of Financial Advisor	28
4.21 Intellectual Property	28
4.22 Loan Matters	29
4.23 Allowance for Loan Losses	30
4.24 Transactions with Affiliates	30
4.25 Community Reinvestment Act Compliance	31
4.26 Labor Matters	31

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ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT

5.1 Corporate Organization	32
5.2 Capitalization	32
5.3 Authority; No Violation	32
5.4 Consents and Approvals	33
5.5. SEC Documents; Other Reports; Internal Controls	34
5.6 Financial Statements; Undisclosed Liabilities	35
5.7 Broker’s Fees	36
5.8 Absence of Certain Changes or Events	36
5.9 Legal Proceedings	36
5.10 Board Approval; No Shareholder Vote Required	36
5.11 Compliance With Applicable Law	36
5.12 Agreements With Regulatory Agencies	37
5.13 Parent Information	37

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Business Prior to the Effective Time	37
6.2 Company Forbearances	38
6.3 No Fundamental Parent Changes	42
6.4 Tax Matters	42

ARTICLE VII ADDITIONAL AGREEMENTS

7.1 Regulatory Matters	43
7.2 Access to Information	44
7.3 Shareholder Approval	45
7.4 Acquisition Proposals	46
7.5 Reasonable Best Efforts	48

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7.6 Employees; Employee Benefit Plans	49
7.7 Indemnification; Directors’ and Officers’ Insurance	50
7.8 Advice of Changes	52
7.9 Financial Statements and Other Current Information	52
7.10 Stock Exchange Listing	52
7.11 Takeover Laws	53
7.12 Exemption from Liability Under Section 16(b)	53
7.13 Shareholder Litigation	53
7.15 Transition Committee	53

ARTICLE VIII CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger	54
8.2 Conditions to Obligations of Parent	55
8.3 Conditions to Obligations of the Company	55

ARTICLE IX TERMINATION

9.1 Termination	56
9.2 Effect of Termination	57

ARTICLE X GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements	59
10.2 Amendment	59
10.3 Extension; Waiver	59
10.4 Expenses	59
10.5 Notices	59
10.6 Interpretation	60
10.7 Counterparts	61
10.8 Entire Agreement	61

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10.9 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	61
10.10 Specific Performance	62
10.11 Severability	62
10.12 Publicity	63
10.13 Assignment; Third Party Beneficiaries	63
10.14 Construction	63

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INDEX OF DEFINED TERMS

Acquisition Proposal	47	ERISA Affiliate	21
affiliate	30	Exchange Act	17
Agreement	1	Exchange Agent	8
Articles of Merger	1	Exchange Ratio	3
Bank Subsidiary	12	FDIC	12
BHC Act	11	Federal Reserve Board	16
Business Day	2	FHLB	12
Canadian GAAP	11	Form F-4	16
Capitalization Date	12	Form of Election	7
Cash Consideration	3	Governmental Entity	16
Cash Election	7	Hazardous Substances	28
Certificates	8	incentive stock options	4
Change in Company Recommendation	45	Indemnified Parties	50
Closing	2	Injunction	54
Closing Date	2	Insurance Amount	51
Company	1	IT Assets	29
Company Board Approval	15	Law	15
Company Common Stock	3	Liens	14
Company Contract	25	Loans	29
Company Disclosure Schedule	10	Material Adverse Effect	11
Company Employees	21	Merger	1
Company ESPPs	6	Merger Consideration	3
Company Option	4	Merger Sub	1
Company Preferred Stock	12	New Company Preferred Stock	1
Company Recommendation	45	New Plans	49
Company Regulatory Agreement	25	Notice Period	46
Company Reports	17	Old Plans	50
Company Restricted Shares	5	Parent	1
Company RSU	5	Parent Common Shares	3
Company SAR	5	Parent Disclosure Schedule	31
Company Shareholders Meeting	45	Parent Option	4
Company Stock Incentive Plan	5	Parent Plans	49
Company Stock Option Plan	4	Parent Preferred Shares	32
Confidentiality Agreement	45	Parent Process Agent	62
control	30	Parent Regulatory Agreement	37
Control Group Liability	22	Parent Reports	34
Convertible Preferred Stock	13	Parent SAR	5
CRA	31	Plan	21
Derivative Transaction	26	Proprietary Rights	28
Effective Time	2	Proxy Statement/Prospectus	16
Electing Company Shares	4	Qualified Acquisition Proposal	58
Election Date	7	REIT Preferred Stock	38
End Date	56	REIT Trust Declaration	13
Environmental Laws	28	Related Agreements	1
ERISA	21	Requisite Regulatory Approvals	54

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SCBCA	1	Tax	21
SEC	10	Tax Return	21
Securities Act	17	Taxes	21
Share Purchase Agreement	1	Termination Payment	58
Significant Subsidiary	12	Transferred Employees	49
Stock Consideration	3	Transition Committee	53
Subsidiary	12	U.S. GAAP	11
Superior Proposal	47	Warrant	13
Surviving Company	1	willful and material breach	57

Exhibit A        Form of Share Purchase Agreement

Exhibit B        Certificate of Designations of Preferred Stock, Series M

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 16, 2010 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), by and among The Toronto-Dominion Bank, a Canadian chartered bank (“Parent”), Hunt Merger Sub, Inc., a South Carolina corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and The South Financial Group, Inc., a South Carolina corporation (the “Company”).

WHEREAS, the boards of directors of each of the Company and Merger Sub have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, on the terms and subject to the conditions contained herein, as a result of which Merger Sub will be merged with and into the Company (the “Merger”);

WHEREAS, concurrently and in connection herewith, and as a condition to the entry by Parent into this Agreement, Parent and the Company are entering into a share purchase agreement in substantially the form attached hereto as Exhibit A (as amended, supplemented or otherwise modified from time to time, the “Share Purchase Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth herein, Parent will acquire from the Company shares of its Preferred Stock, Series M with the rights, privileges and voting powers as set forth in the Certificate of Designations attached as Exhibit B (the “New Company Preferred Stock” and such Certificate of Designations and the Share Purchase Agreement, the “Related Agreements”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein and in the Related Agreements, and intending to be legally bound hereby and thereby, the parties agree as follows:

ARTICLE I
THE MERGER

1.1.            The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the South Carolina Business Corporation Act, as amended (the “SCBCA”), at the Effective Time, Merger Sub shall merge with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease.  The Company shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Company”) in the Merger, and shall continue its corporate existence under the Laws of the State of South Carolina.

1.2.            Effective Time.  On the Closing Date, the Company and Merger Sub shall cause the Merger to be consummated by executing, delivering and filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of South Carolina in accordance with the relevant provisions of the SCBCA and other applicable South Carolina Law and shall make such other filings or recordings required under the SCBCA in connection with the Merger.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of South Carolina, or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Articles of Merger in accordance with the SCBCA (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

1.3.            Closing of the Merger.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern time on (i) the date that is the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VIII hereof, other than conditions which by their terms are to be satisfied at Closing, or (ii) such other date or time as the parties may mutually agree (the date on which the Closing occurs, the “Closing Date”).  The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed upon in writing by the parties.  For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking organizations in Greenville, South Carolina, New York, New York, or Toronto, Ontario, Canada are required or authorized by Law to be closed.

1.4.            Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the SCBCA.

1.5.            Articles of Incorporation.  The articles of incorporation, as amended, of the Company, as in effect as of immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6.            Bylaws.  The bylaws of the Company, as in effect as of immediately prior to the Effective Time, shall be amended and restated as of the Effective Time so as to read in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof, the articles of incorporation of the Surviving Company and applicable Law.

1.7.            Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company as amended as of the Effective Time, until their respective successors are duly elected or appointed (as the case may be) and qualified, or their earlier death, resignation or removal.

1.8.            Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Company as amended as of the Effective Time, until their respective successors are duly appointed, or their earlier death, resignation or removal.

ARTICLE II
CONSIDERATION; EXCHANGE PROCEDURES

2.1.            Effect on Company Capital Stock.

(a)                At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) or of any other security of the Company:

(i)                 All shares of Company Common Stock that are owned by the Company (other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, for the benefit of customers or clients, and other than shares held in satisfaction of a debt previously contracted) shall be cancelled and retired, and no common shares, no par value per share, of Parent (“Parent Common Shares”), cash or other consideration shall be delivered in exchange therefor.  All shares of Company Common Stock that are owned by any wholly owned Subsidiary of the Company, by Parent or by any wholly owned Subsidiary of Parent, shall remain outstanding, and no Parent Common Shares, cash or other consideration shall be delivered in exchange therefor.
(ii)               Except as otherwise provided in clause (i) of this Section 2.1(a), and subject to Section 2.2, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the following (the “Merger Consideration”):

(A)       for each such share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.8 (the “Electing Company Shares”), the right to receive $0.28 in cash, without interest (the “Cash Consideration”); and

(B)       for each such share of Company Common Stock (other than Electing Company Shares), the right to receive 0.004 Parent Common Shares, subject to adjustment in accordance with Section 2.7 (the “Exchange Ratio” and, together with any cash in lieu of fractional Parent Common Shares to be paid pursuant to Section 2.2, the “Stock Consideration”).

(b)               Each share of the Company’s Series 2008-T Preferred Stock and each share of New Company Preferred Stock outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall have the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, as set forth in the Surviving Company’s articles of incorporation.

2.2.            No Fractional Shares.  Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional Parent Common Shares shall be issued in the Merger.  Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a Parent Common Share shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Parent Common Shares) by the average of the daily volume weighted average prices of Parent Common Shares based on information reported by the Toronto Stock Exchange as reported in The Toronto Stock Exchange Daily Record (with each such trading day’s applicable price converted into United States dollars using the exchange rate reported by the Bank of Canada at 12:00 p.m. on such day), for the five trading days immediately preceding the Closing Date.  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

2.3.            Merger Sub Capital Stock; Issuance of Surviving Company Common Stock.  (a) All shares of common stock, no par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Company.

(b)               In exchange for, and in consideration of (i) Parent delivering the Merger Consideration pursuant to Section 2.1, (ii) Parent’s commitments under Section 2.4 and (iii) payment of $10.00 by Parent to the Surviving Company, the Surviving Company shall issue to Parent at the Effective Time 999,999 (or such other number as is agreed by the Surviving Company and Parent) fully paid and nonassessable shares of common stock of the Surviving Company.

2.4.            Treatment of Options and Other Stock Based Awards.  (a) Each option to purchase shares of Company Common Stock (a “Company Option”) granted pursuant to the TSFG Stock Option Plan, the TSFG Long Term Incentive Plan, the Carolina First Corporation Directors’ Stock Option Plan, the Carolina First Corporation Amended and Restated Fortune 50 Plan, the 1995 Nonstatutory Stock Option Plan of Gulf West Banks, Inc., the MountainBank 1997 Employee Stock Option Plan, the Florida Banks, Inc. 1998 Stock Option Plan, the 1998 Performance-Based Incentive Plan of CNB, Inc. and the Pointe Financial Corporation 1998 Incentive Compensation and Stock Award Plan (each, a “Company Stock Option Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase Parent Common Shares (a “Parent Option”), on the same terms and conditions as were applicable under such Company Option but taking into account any changes thereto, including, (1) for Company Options that are outstanding under the Florida Banks, Inc. 1998 Stock Option Plan and the MountainBank 1997 Employee Stock Option Plan, the full acceleration of vesting thereof to a date that is at least 60 days prior to the Closing Date (or such earlier date as may be otherwise required under the MountainBank 1997 Employee Stock Option Plan) and the termination, without payment therefor, of such Company Options at the Effective Time and (2) for Company Options that are outstanding under the TSFG Stock Option Plan, the full acceleration of vesting thereof immediately prior to the Closing Date and the termination, without payment therefor, of such Company Option no less than 31 days after the Effective Time.  The number of Parent Common Shares subject to each Parent Option shall be the number of shares of Company Common Stock subject to each such Company Option multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole Parent Common Share, and such Parent Option shall have an exercise price per share equal to the per share exercise price specified in such Company Option divided by the Exchange Ratio, rounded, if necessary, up to the nearest cent; provided, however, in the case of any Company Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code (“incentive stock options”), the exercise price, the number of shares purchasable pursuant to such Company Option and the terms and conditions of exercise of such Company Option shall be determined in accordance with the method set forth above unless the use of such method will not preserve the status of such Company Options as incentive stock options, in which case the manner of determination shall be adjusted in a manner that both complies with Section 424(a) of the Code and results in the smallest adverse modification in the economic values that otherwise would be achieved by the holder pursuant to the method set forth above.  In all events, the foregoing substitution of all Company Options with Parent Options shall comply with the requirements of Section 409A of the Code.

(b)               Each share of Company Common Stock granted subject to vesting or other lapse restrictions (including any Company Common Stock dividend equivalents accrued in respect of such shares) (each, a “Company Restricted Share”) pursuant to the TSFG Amended and Restated Restricted Stock Agreement Plan or any Company Stock Option Plan (each, a “Company Stock Incentive Plan”) which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time to the extent provided by the terms thereof and, at the Effective Time, such Company Restricted Shares shall be treated in the same manner as all other shares of Company Common Stock under Section 2.1 of this Agreement.

(c)                Each outstanding stock appreciation right (a “Company SAR”) granted pursuant to a Company Stock Incentive Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to receive cash upon exercise of such Company SAR and shall be converted, at the Effective Time, into a stock appreciation right with respect to Parent Common Shares (a “Parent SAR”), on the same terms and conditions as were applicable under such Company SAR (including the settlement of such Parent SARs in cash), but taking into account any changes thereto, including the acceleration of vesting thereof  if provided for in the Company Stock Incentive Plans, in any award agreement or in such Company SAR by reason of this Agreement or the transactions contemplated hereby.  The number of Parent Common Shares subject to each such Parent SAR shall be the number of shares of Company Common Stock subject to each such Company SAR multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole Parent Common Share, and such Parent SAR shall have an exercise price per share equal to the per share exercise price specified in such Company SAR divided by the Exchange Ratio, rounded, if necessary, up to the nearest cent.

(d)               At the Effective Time, each restricted stock unit (including any Company Common Stock dividend equivalents accrued in respect of such restricted stock unit) (a “Company RSU”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a vested right to receive cash, in accordance with the terms of the applicable Company Stock Incentive Plan, equal to the product of (x) the Cash Consideration and (y) the number of shares of Company Common Stock (including any Company Common Stock dividend equivalents accrued in respect of such shares) subject to each Company RSU outstanding, which cash shall be paid out in accordance with the terms of the applicable Company Stock Incentive Plan.

(e)                Further, as soon as practicable after the Effective Time, Parent shall or shall cause the Surviving Company to, deliver to the holders of Parent Options and Parent SARs, as applicable, appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Incentive Plans and agreements evidencing the grant agreements and stating that the corresponding Company Options and Company SARs, as applicable, and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4 after giving effect to the Merger and the terms of the Company Stock Incentive Plans) as provided above.

(f)                The provisions of clauses (a) through (e) of this Section 2.4 shall not apply to the Amended and Restated TSFG Employee Stock Purchase Plan or any other plan, program or arrangement intending to qualify as a stock purchase plan under Section 423 of the Code (the “Company ESPPs”).  The Company shall, prior to the Effective Time, take all actions necessary to terminate the Company ESPPs effective as of the Effective Time and all outstanding rights thereunder at the Effective Time, and ensure that no new offering periods thereunder commence during the period from the date of this Agreement through the Effective Time.  The offering periods thereunder currently in effect as of the date of this Agreement shall end in accordance with the terms of the applicable Company ESPP; provided, that there will be no increase in the amount of payroll deductions permitted to be made by the participants therein during such period; and provided further that, on the last day of the current offering periods, each participant in the applicable Company ESPP will be credited with the number of share(s) of Company Common Stock purchased for his or her account(s) under the applicable Company ESPP in respect of the applicable offering period in accordance with the terms of the applicable Company ESPP.

(g)               The Company shall take such action as shall be required to (i) terminate the Dividend Reinvestment Plan immediately prior to and effective as of the Effective Time and (ii) ensure that all Company Common Stock and, if applicable, all Company Preferred Stock held in the Company tax-qualified defined contribution plan and in respect of any liabilities under the Company’s Executive Deferred Compensation Plan is treated in the same manner as all other shares of Company Common Stock under Section 2.1 of this Agreement.

(h)       Prior to the Effective Time, the Company shall pass such resolutions for the treatment of Company Options and Company SARs as contemplated by the provisions of this Section 2.4.  Parent shall reserve for issuance a number of Parent Common Shares at least equal to the number of Parent Common Shares that will be subject to Parent Options and Parent SARs as a result of the actions contemplated by this Section 2.4.  As soon as practicable after the Effective Time, Parent shall file a registration statement on Form F-3 or Form F-8 (or any successor or other appropriate form) with respect to the Parent Common Shares subject to such Parent Options and other Parent stock-based awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options or Parent stock-based awards remain outstanding.

2.5.            Reservation of Right to Revise Structure.  Parent may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (A) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as merger consideration or the right to the election thereof, (B) materially impede or delay consummation of the Merger or (C) provide for a merger of the Company in which the Company is not the surviving corporation.  In the event Parent elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

2.6.            Withholding.  Parent or any of its Subsidiaries shall be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax laws.  To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

2.7.            Certain Adjustments.  The Exchange Ratio shall be subject to appropriate adjustments from time to time after the date of this Agreement in the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Parent Common Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through (in any such case) any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in Parent’s capitalization, or any special or extraordinary dividend or distribution shall have been declared, paid or made with respect to the Parent Common Shares, unless the record date therefor is after the date of the Effective Time (for the avoidance of doubt, regular quarterly dividends, including any increases thereto from time to time, by Parent shall not constitute a special or extraordinary dividend or distribution).

2.8.            Cash Elections.  (a)  Each person who, on or prior to the Election Date (as defined below), is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such person’s shares, to make an unconditional election (a “Cash Election”) on or prior to the Election Date to receive the Cash Consideration, on the basis hereinafter set forth.

(b)      Parent shall prepare a form of election (the “Form of Election”), which shall be subject to the approval of the Company (which approval shall not be unreasonably withheld), and the Company shall mail or cause to be mailed the Form of Election with the Proxy Statement/Prospectus to the record holders of shares of Company Common Stock as of the record date for the Company Shareholders Meeting.  The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) who wishes to elect to receive cash for any or all shares of Company Common Stock held by such holder.  The Company shall use its reasonable best efforts to make the Form of Election available to all persons who become holders of shares of Company Common Stock during the period between the record date for the Company Shareholders Meeting and the Election Date.  Any holder’s election to receive cash shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on (1) the date of the Company Shareholders Meeting or (2) if the Closing Date is more than four Business Days following the Company Shareholders Meeting, two Business Days preceding the Closing Date (the “Election Date”), a Form of Election properly completed and signed and accompanied by Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such

Form of Election from a firm which is an “eligible guarantor institution” (as defined in Rule 17Ad‑15 under the Exchange Act); provided that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery), and, in the case of book-entry shares, any additional documents specified in the procedures set forth in the Form of Election.  If it is determined that the Election Date will not be the date of the Company Shareholders Meeting, Parent and the Company shall publicly announce the anticipated Election Date at least five Business Days prior to the anticipated Closing Date.  If the Closing Date is delayed to a subsequent date, the Election Date shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Date. Any Form of Election may be revoked by the shareholder submitting it only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date.  If a Form of Election is revoked, the Certificate or Certificates for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned by the Exchange Agent to the shareholder of the Company submitting the same.  For the avoidance of doubt, any shares of Company Common Stock with respect to which there shall not have been submitted an effective, properly completed Form of Election in accordance with the terms of this Section 2.8 (other than shares described in Section 2.1(a)(i)), shall be converted into the right to receive the Stock Consideration in accordance with Section 2.1(a)(ii)(B).

(c)                The determination of the Exchange Agent (or the mutual determination of the Company and Parent in the event that the Exchange Agent declines to make any such determination) shall be binding as to whether or not Cash Elections have been properly made or revoked pursuant to this Section 2.8 with respect to shares of Company Common Stock and as to when Cash Elections and revocations were received by it.  If the Exchange Agent reasonably determines in good faith that any Cash Election was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares which were not Electing Company Shares at the Effective Time, and such shares shall be converted in the Merger into the right to receive the Stock Consideration pursuant to Section 2.1(a)(ii)(B).  The Exchange Agent (or the Company and Parent by mutual agreement in the event that the Exchange Agent declines to make any such determination) shall also make all computations as to the allocation, and any such computation shall be conclusive and binding on the shareholders of the Company.  The Exchange Agent may, with the mutual written agreement of the Company and Parent, make such rules as are consistent with this Section 2.8 for the implementation of the Cash Elections provided for herein and as shall be necessary or desirable to fully effect such Cash Elections.

ARTICLE III
EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1.            Parent to Make Merger Consideration Available.  At or promptly after the Effective Time, Parent or one of its Subsidiaries shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent (subject to the consent, not to be unreasonably withheld, of the Company) (the “Exchange Agent”), for the benefit of the holders of certificates that immediately prior to the Effective Time evidenced shares of Company Common Stock (the “Certificates”), for exchange in accordance with this Article III, (i) evidence of Parent Common Shares in book-entry form issuable pursuant to Section 2.1(a) (and/or certificates representing such Parent Common Shares, at Parent’s election) and (ii) cash sufficient to pay the aggregate Cash Consideration and cash in lieu of fractional Parent Common Shares pursuant to Section 2.2.

3.2.            Exchange of Certificates.  (a) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate immediately prior to the Effective Time whose shares of Company Common Stock were converted into the right to receive the Stock Consideration pursuant to Section 2.1 (other than such holders who properly made an election to receive cash with respect to such Certificates in accordance with Section 2.8) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Stock Consideration.  Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Stock Consideration in respect of the shares of Company Common Stock formerly represented by such Certificate and such Certificate so surrendered shall forthwith be cancelled.  After the Effective Time, with respect to properly made elections to receive cash for Certificates in accordance with Section 2.8 or upon surrender, in accordance with this Section 3.2, to the Exchange Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration in respect of the shares of Company Common Stock formerly represented by such Certificate and such Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(b)               No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate and no Merger Consideration shall be paid to any such holder until such holder shall surrender such Certificate in accordance with this Article III.  After the surrender of a Certificate in accordance with this Article III, such holder thereof entitled to receive Parent Common Shares shall be entitled to receive any such dividends or other distributions, without any interest thereon, with a record date after the Effective Time and which theretofore had become payable with respect to whole Parent Common Shares issuable to such holder in respect of such Certificate.

(c)                If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(d)               At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article III.

(e)                Any portion of the property deposited with the Exchange Agent pursuant to Section 3.1 that remains unclaimed by the shareholders of the Company for six (6) months after the Effective Time shall be paid, at the request of Parent, to or as directed by Parent.  Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration and unpaid dividends and distributions on the Parent Common Shares deliverable in respect of each share of Company Common Stock held by such shareholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f)                In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent or one of its Subsidiaries may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in any publicly available report, schedule, form or other document filed with, or furnished to, the Securities and Exchange Commission (“SEC”) by the Company prior to the date of this Agreement and on or after January 1, 2010 (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) as disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of the Company’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to another Section of this Agreement), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1.            Corporate Organization.  (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of South Carolina.  The

Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, Parent or the Surviving Company, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, (i) has a material adverse effect on the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in United States generally accepted accounting principles (“U.S. GAAP”) (or in the case of Parent or any other party to this Agreement (or their respective assignees) that is a Canadian entity, Canadian generally accepted accounting principles (“Canadian GAAP”) or regulatory accounting requirements applicable generally to banks and their holding companies generally, (B) changes after the date of this Agreement in laws, rules, regulations or the written interpretation of laws, rules or regulations by Governmental Entities of general applicability to banks and their holding companies, (C) actions or omissions expressly required by this Agreement, (D) changes after the date of this Agreement in global, national or regional political conditions (including acts of terrorism or war) or in general business, market and economic conditions in the United States or any region thereof (or, in the case of Parent, the U.S. or Canada or any region thereof), including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes in the United States or foreign securities markets, in each case affecting banks and their holding companies generally, (E) the execution of this Agreement or the public disclosure of this Agreement or the transactions contemplated hereby, including the impacts thereof on relationships with customers and employees, or (F) failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, except, with respect to clauses (A), (B) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated hereby.  The Company is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”).  The articles of incorporation and bylaws of the Company, copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(b)               Section 4.1(b) of the Company Disclosure Schedule sets forth, as of the date hereof, each Subsidiary of the Company and all other entities in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or equity interests.  Each Subsidiary of the Company (i) is duly organized and validly existing as a bank, corporation, partnership or other entity and is in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except, in the case of clauses (ii) and (iii), where the failure to be so licensed or qualified or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  “Subsidiary” means, with respect to any person, any bank, corporation, partnership, joint venture, limited liability company or other organization, whether incorporated or unincorporated (i) of which such person or a subsidiary of such person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such person and/or one or more subsidiaries thereof.  “Significant Subsidiaries” means each Subsidiary of a party that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X.  The articles of incorporation, bylaws and similar governing documents of each Significant Subsidiary of the Company, copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(c)                Except for its ownership of Carolina First Bank (the “Bank Subsidiary”), the Company does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)).  The deposits of the Bank Subsidiary are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due.  No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened.  The Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Atlanta.

4.2.            Capitalization.  (a) The authorized capital stock of the Company consists of 325,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, no par value per share (the “Company Preferred Stock”).  As of May 12, 2010 (the “Capitalization Date”), there were 215,671,871 shares of Company Common Stock issued and outstanding (which includes 31,214 outstanding Company Restricted Shares) and 347,000 shares of Company Preferred Stock outstanding (consisting of 347,000 shares of the Series 2008-T Preferred Stock).  No other shares of Company Common Stock or Company Preferred Stock were issued or outstanding as of such date.  Since the Capitalization Date and through the date of this Agreement, the Company has not (x) issued or authorized the issuance of any shares of Company Common Stock or Company Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock or Company Preferred Stock, except for issuances of Company Common Stock as a result of the exercise of Company Options listed in Section 4.2(b) of the Company Disclosure Schedule, (y) reserved for issuance any shares of Company Common Stock or Company Preferred Stock or (z) repurchased or redeemed, or authorized the repurchase or redemption of, any shares of Company Common Stock.  Without limiting the generality of the foregoing, prior to the execution of this Agreement, all previously outstanding shares of the Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and the 10% Mandatory Convertible Non-

Cumulative Preferred Stock, Series 2008D-NV (collectively, the “Convertible Preferred Stock”) have been converted pursuant to their terms into an aggregate of 715,383 shares of Company Common Stock, and no shares of Convertible Preferred Stock are outstanding.  As of the date of this Agreement, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance, except for (i) an aggregate of 10,106,796 shares of Company Common Stock reserved for issuance upon the exercise of the Warrant issued to the United States Department of the Treasury in connection with the issuance of the Series 2008-T Preferred Stock (the “Warrant”), (ii) an aggregate of 6,497,553 shares of Company Common Stock reserved for issuance upon the exercise of Company Options and Company SARs, for the settlement of Company RSUs and for future issuance of Company Restricted Shares, in each case pursuant to the Company Stock Incentive Plans, and (iii) an aggregate of 97,667 shares of Company Common Stock for issuance in connection with purchase rights under the Company ESPPs.  All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Subsidiary of the Company owns any shares of Company Common Stock (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted).  Except as otherwise specified in this Section 4.2(a) and the Share Purchase Agreement, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards, nor is there any other agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (A) register, issue, deliver, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment, (C) redeem or otherwise acquire any such shares of capital stock, voting securities, other equity interests or rights (other than a cashless exercise of Company Options outstanding, and in accordance with the terms in effect, as of the date hereof) or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, the Company or any of its Subsidiaries.  Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any other trust capital securities or other similar securities outstanding.  No (i) “Exchange Event” (as such term is defined in Exhibit E to the First Amended and Restated Declaration of Trust of Carolina First Mortgage Loan Trust, dated as of December 8, 2000 (as amended, the “REIT Trust Declaration”)) with respect to the Series 2000A Cumulative Fixed Rate Preferred Shares of Carolina First Mortgage Loan Trust or (ii) “Exchange Event” (as such term is defined in Exhibit G to the REIT Trust Declaration) with respect to the Series 2002C Cumulative Floating Rate Preferred Shares of Carolina First Mortgage Loan Trust has occurred.

(b)               Section 4.2(b) of the Company Disclosure Schedule contains a list setting forth, as of the date of this Agreement, all outstanding Company Options and all other equity or equity-based awards relating to Company Common Stock, the names of the optionees or grantees thereof, identification of any such optionees or grantees that are not current or former employees, directors or officers of the Company, the date each such Company Option or other award was granted, the number of shares of Company Common Stock subject to each such Company Option or underlying each such other award, the expiration date of each such Company Option or other award, any vesting schedule with respect to a Company Option which is not yet fully vested and the date on which each other award is scheduled to be settled or become free of restrictions, the price at which each such Company Option and Company SARs may be exercised, and the fair market value of one share of Company Common Stock on the date of grant of each of the foregoing.  The exercise price per share of each Company Option was, on the applicable date of grant of the Company Option, no less than the fair market value of one share of Company Common Stock on such grant date.

(c)                Section 4.2(c) of the Company Disclosure Schedule lists the name, jurisdiction of incorporation, authorized and outstanding shares of capital stock or other equity interests and record and beneficial owners of such capital stock or other equity interests for each Subsidiary.  The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries, free and clear of any material liens, licenses, pledges, charges, encumbrances, adverse rights or claims and security interests whatsoever (other than liens for Taxes not yet due and payable, “Liens”), and all of such shares or other equity interests are, to the extent applicable, duly authorized and validly issued and are fully paid, nonassessable (except to the extent provided in 12 U.S.C. §55 and similar state laws) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(d)               Except for the ownership of the Company’s Subsidiaries and for investments held in a fiduciary capacity for the benefit of customers or acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, neither the Company nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e)                The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote (or are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote, and neither it nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of its capital stock, voting securities or other equity interests.

4.3.            Authority; No Violation.  (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the required approval of this Agreement by the shareholders of the Company, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action of the Company, and no other corporate and no shareholder proceedings (subject, in the case of the consummation of the Merger, to the required approval of this Agreement by the shareholders of the Company) on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)               Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or bylaws of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.4 are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of (1) any material leases or related agreements related to stores or other facilities operated by the Bank Subsidiary or any of its affiliates or (2) any note, bond, mortgage, indenture, deed of trust, license, lease (other than such leases covered by clause (y)(1) above), agreement, contract, permit, concession, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except in the case of clause (y)(2) above, for such violations, conflicts, breaches, defaults or other events which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)                The board of directors of the Company, by resolutions duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held (the “Company Board Approval”), has (i) determined that this Agreement, and each of the Related Agreements and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company and its shareholders and declared the Merger to be advisable, (ii) approved this Agreement and each of the Related Agreements and the transactions contemplated hereby and thereby, and (iii) recommended that the shareholders of the Company approve this Agreement and directed that such matter be submitted for consideration by the shareholders of the Company at the Company Shareholders Meeting.

(d)               In accordance with Section 33-13-102(b) of the SCBCA, no appraisal or dissenters’ rights shall be available to holders of the Company Common Stock in connection with the Merger.

(e)                No “business combination,” “fair price,” “moratorium,” “control share acquisition,” “takeover,” “affiliate transaction,” “interested shareholder” or other similar anti-takeover statute or regulation enacted under the Laws of the State of South Carolina is applicable to the Company is applicable to this Agreement or to any of the Related Agreements and the transactions contemplated hereby and thereby.  On May 16, 2010, the board of directors of the Company, by resolutions duly adopted by unanimous vote of the entire board of directors at a meeting duly called and held, approved the amendment to the bylaws of the Company set forth in Section 4.3(e) of the Company Disclosure Schedule pursuant to which Article 1 of Chapter 2 of Title 35 of the South Carolina Code of Laws, as amended, does not apply to control share acquisitions of shares of the Company.  The Company Board Approval is sufficient to exempt fully the Merger and the other transactions contemplated hereby, including the transactions contemplated by the Related Agreements, from the provisions of Sections 35-2-201 through 35-2-226 of the South Carolina Code of Laws, as amended.

4.4.            Consents and Approvals.  Except for (i) the filing of any required applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board” ) under the BHC Act, the Board of Financial Institutions of the State of South Carolina, the Superintendent of Financial Institutions (Canada) under the Bank Act (Canada) and with any other state banking, insurance or other regulatory authorities set forth in Section 4.4(i) of the Company Disclosure Schedule and the approval or notice of non-objection of such applications and notices, (ii) approval of the listing on the New York Stock Exchange and the Toronto Stock Exchange of the Parent Common Shares to be issued in the Merger and to be reserved for issuance upon exercise of the Parent Options issued in substitution for Company Options pursuant to Section 2.4, and  (iii) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the shareholders of the Company to be held to vote on the approval of this Agreement (the “Proxy Statement/Prospectus”) and the filing and declaration of effectiveness of the registration statement on Form F-4 (the “Form F-4”) in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities Laws, (iv) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina pursuant to the SCBCA or other applicable Law and such other Governmental Entities as required by the SCBCA or other applicable Law, (v) the approval of this Agreement by the shareholders of the Company, (vi) the consents and approvals set forth in Section 4.4(vi) of the Company Disclosure Schedule, (vii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of federal or state securities Laws or the rules or regulations of any applicable self-regulatory organization, in any such case relating to the regulation of broker-dealers, investment companies and investment advisors and set forth in Section 4.4(vii) of the Company Disclosure Schedule, (viii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of consumer finance, mortgage banking, insurance and other similar Laws set forth in Section 4.4(viii) of the Company Disclosure Schedule and (ix) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) or of or with any other third party by and on behalf of the Company or any of its Subsidiaries (or by or on behalf of any acquiror of the Company) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated hereby.  As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received on a timely basis and without the imposition of a condition or restriction of the type referred to in Section 8.2(c) in order to permit consummation of the Merger.

4.5.            SEC Documents; Other Reports; Internal Controls.  (a) The Company has filed all required reports, forms, schedules, registration statements and other documents with the SEC since December 31, 2007 (the “Company Reports”) and has paid all fees and assessments due and payable in connection therewith.  As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Company Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company Reports, and none of the Company Reports when filed with the SEC, or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and any of its Subsidiaries occurring since December 31, 2007 and prior to the date of this Agreement.  There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)               The Company and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2007 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company and its Subsidiaries, no Governmental Entity notified the Company that it has initiated any proceeding or, to the knowledge of the Company, threatened an investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2007.  There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Company or any of its Subsidiaries.

(c)                The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors and in Section 4.5(c) of the Company Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)               The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence.  The Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

(e)                The Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Company Reports.

(f)                Since December 31, 2007, (x) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the board of directors of the Company or any committee thereof or to any director or officer of the Company.

4.6        Financial Statements; Undisclosed Liabilities.   (a) The financial statements of the Company (including any related notes and schedules thereto) included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is expected to be material, and to any other adjustments described therein, including the notes thereto).  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)               Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, as filed with the SEC, (ii) this Agreement and the Share Purchase Agreement or (iii) liabilities incurred since March 31, 2010 in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries has incurred any material liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due), that either alone or when combined with all other liabilities of a type not described in clause (i), (ii) or (iii), has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

4.7.            Broker’s Fees.  Except for Morgan Stanley & Co. Incorporated (“Morgan Stanley”), neither the Company nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.  True, correct and complete copies of all agreements with Morgan Stanley relating to any such fees or commissions have been furnished to Parent prior to the date hereof.

4.8.            Absence of Certain Changes or Events.  (i) Since December 31, 2009 no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) since March 31, 2010, none of the Company or any of its Subsidiaries has taken any action that would have been prohibited by clauses (a), (b), (c), (d), (e), (f)(i), (f)(ii), (j), (p), (q), (t) or (w) of Section 6.2 if taken after the date of this Agreement.

4.9.            Legal Proceedings.

(a)                Neither the Company nor any of its Subsidiaries (or, to the knowledge of the Company, any of the current or former directors or executive officers of the Company or any of its Subsidiaries) is a party to any, and there are no pending or, to the Company’s knowledge, threatened legal, administrative, arbitral or other proceedings or actions or, to the Company’s knowledge, claims or governmental or regulatory investigations of any material nature against such person (in the case of any such proceeding, claim, action or investigation relating to such director or executive officer, to the extent related to or affecting the business of the Company or any of its Subsidiaries) or affecting the Company or any of its Subsidiaries.  There is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to banks and bank holding companies or their Subsidiaries generally) imposed upon or entered into by the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

(b)               Since January 1, 2007, (i) there have been no subpoenas, written demands, inquiries or information requests received by the Company, any of its Subsidiaries or any affiliate of the Company or any of its Subsidiaries from any Governmental Entity, and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, inquiry or information request.

4.10.        Taxes.

(a)                Each of the Company and its Subsidiaries has (i) duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete), and (ii) paid all material Taxes whether or not shown thereon as due and owing or, where payment is not yet due, has made adequate provision in the financial statements of the Company (in accordance with U.S. GAAP) for all such Taxes.  The federal income Tax Returns of the Company and its Subsidiaries have been examined by the Internal Revenue Service for all years to and including December 31, 2005, and any material liability with respect thereto has been satisfied or any material liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP.

(b)               Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated Tax Return or (ii) has any material liability for Taxes of any person (other than the Company and any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c)                None of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement.

(d)               No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(e)                None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f)                All material Taxes required to be withheld, collected or deposited by or with respect to the Company and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.  The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (or any similar provision under any state, local or foreign law).

(g)               Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(h)               Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) subsequent to such transaction becoming listed.

(i)                 [reserved.]

(j)                 For purposes of this Agreement:

(i)                 “Tax” or “Taxes” shall mean all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture, withholding, backup withholding or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto; and
(ii)               “Tax Return” shall mean any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any taxing authority with respect to Taxes and any amendments, supplements or attached schedules to any of the foregoing.

4.11.        Employees; Employee Benefit Plans.  (a) Section 4.11(a) of the Company Disclosure Schedule contains a true and complete list of each Plan.  “Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA), stock purchase, equity-based compensation, stock option, severance, employment, loan, change-in-control, pension, profit sharing, retirement, fringe benefit, vacation, paid time off, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, programs, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (“Company Employees”) has had or has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company, any of its Subsidiaries.  “ERISA Affiliate” shall mean any person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

(b)               With respect to each Plan, the Company has delivered to Parent or made available a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust, insurance or group annuity agreement or other funding instrument; (ii) the most recent Internal Revenue Service determination letter; (iii) any summary plan description and other written communications by the Company or any of its Subsidiaries to Company Employees concerning the extent of the benefits provided under a Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Plans (other than amendments or changes required by applicable Law) at any time within the twelve months immediately following the date hereof that could reasonably be expected to result in an increase in benefits provided under the Plan or the expense of maintaining the Plan; and (v) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c)                Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Plan has been established and administered in all respects in accordance with its terms, and in all respects in compliance with the applicable provisions of ERISA, the Code and other applicable Laws.

(d)               Each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws; (ii) for each Plan with respect to which a Form 5500 has been filed, no change has occurred with respect to the matters covered by the most recent Form since the date thereof; (iii) no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Plan; (iv) no Plan provides post-employment welfare (including health, medical or life insurance) benefits and neither the Company nor any of its Subsidiaries has any obligation to provide any such post-employment welfare benefits now or in the future, other than as required by Section 4980B of the Code; (v) there is no present intention that any Plan be amended, suspended or terminated, or otherwise modified to adversely change or increase benefits (or the levels thereof) under any Plan at any time within the twelve months immediately following the date hereof; (vi) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Section 4069 or 4212(c) of ERISA; (vii) each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance with Section 409A of the Code and the regulations thereunder; and (viii) there does not now exist, nor do any circumstances exist that would reasonably be expected result in, any Controlled Group Liability that would be a liability of the Company or any of its subsidiaries following the Effective Time.  No Plan provides any Company Employees with any amount of compensation, or if such Company Employees were to be provided compensation that is or would be subject to additional income taxes under Section 409A of the Code.  “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Plans listed in Section 4.11(a) of the Company Disclosure Schedule.

(e)                None of the Plans is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and none of the Company, its Subsidiaries or any ERISA Affiliate has at any time sponsored or contributed to, or has or had any material liability or obligation with respect to a multiemployer plan within the preceding six (6) years that remains unsatisfied.

(f)                With respect to any Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) no facts or circumstances exist that would give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Department of Treasury, the Internal Revenue Service or other governmental agencies are pending or, to the knowledge of the Company, threatened.  Each Company Employee who is subject to the limitation imposed under the U.S. Emergency Economic Stabilization Act of 2008, as amended by the U.S. American Recovery and Reinvestment Act of 2009 has executed a waiver of claims against the Company and its Subsidiaries with respect to all compensation rights as required by applicable Law to be limited or reduced to zero for so long as such limitations are required to be imposed.

(g)               No Plan exists that could (i) result in the payment to any present or former Company Employee of any money, benefit or other property, (ii) accelerate the time of payment or vesting or provide any other rights or benefits to any present or former Company Employee or otherwise increase the amount payable or otherwise trigger any other obligation of the Company or any of its Subsidiaries pursuant to any Plan, (iii) require the funding of any trust or other arrangement for the benefit of any Company Employee or (iv) limit or restrict the right of the Company to merge, amend or terminate any Plan, in each case, as a result of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s), including as a result of any termination of employment on or following the Effective Time).

(h)               There is no Plan that, individually or collectively, would give, or which has given, rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code in connection with the transactions contemplated under this Agreement (whether alone or in connection with any subsequent event(s), including as a result of any termination of employment on or following the Effective Time).

4.12.        Compliance With Applicable Law.  (a) The Company and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith), except where the failure to hold such license, franchise, permit or authorization or to pay such fees or assessments would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  The Company and each of its Subsidiaries have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and any other Law relating to discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and all applicable Laws relating to broker-dealers, investment advisors and insurance brokers, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and neither the Company nor any of its Subsidiaries knows of, or has received since January 1, 2007, notice of, any material defaults or material violations of any applicable Law.

(b)               The Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, except where the failure to so administer such accounts would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.13.        Certain Contracts.  (a) Neither the Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC or required to be disclosed by the Company on a Current Report on Form 8-K) to be performed in whole or in part after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports filed prior to the date hereof, (ii) (A) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its affiliates, (B) that obligates the Company or any of its affiliates to conduct business with any third party on an exclusive or preferential basis, (C) that limits or restricts the Company’s or its affiliates’ rights to use the name The South Financial Group, Inc., Carolina First Bank, Mercantile Bank, Bank CaroLine or any variant thereof, or (D) that requires referrals of business or requires the Company or any of its affiliates to make available investment opportunities to any person on a priority or exclusive basis, (iii) which relates to the incurrence of indebtedness (other than deposit liabilities and advances and loans from the FHLB of Atlanta incurred in the ordinary course of business consistent with past practice) by the Company or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries, (v) which limits the payment of dividends by the Company or any of its Subsidiaries, (vi) which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, (vii) which relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (viii) which provides for material payments to be made by the Company or any of its Subsidiaries upon a change in control thereof, (ix) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by the Company or its applicable Subsidiary on 60 days or less notice without any required payment or other conditions (other than the condition of notice)), (x) which is not of the type described in clauses (i) through (ix) above and which involved payments by, or to, the Company or any of its Subsidiaries in fiscal year ended December 31, 2009, or which could reasonably be expected to involve such payments during fiscal year ending December 31, 2010, of more than $250,000 (other than pursuant to Loans (as defined in Section 4.22(a)) originated or purchased by the Company and its Subsidiaries in the ordinary course of business consistent with past practice), or (xi) which relates to material Proprietary Rights (as defined in Section 4.21) (including permitting the use of the name The South Financial Group, Inc., Carolina First Bank, Bank CaroLine or Mercantile Bank or any variant thereof).  Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not publicly disclosed in the Company Reports or set forth in Section 4.13(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract”.  The Company has made available to Parent true, correct and complete copies of each Company Contract.

(b)               (i) Each Company Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, has performed all obligations required to be performed by it to date under each Company Contract and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Company Contract.

(c)        Section 4.13(c) of the Company Disclosure Schedule contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as excise taxes or tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract with any present or former employee, director or consultant of the Company or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Plans or Company Contract (other than a tax-qualified plan) for each such person, specifying the assumptions in such schedule.

4.14.        Agreements with Regulatory Agencies.  Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, a “Company Regulatory Agreement”) any Governmental

Entity that restricts, or by its terms will in the future restrict, the conduct of its business in any material respect or that in any material manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, other than those of general application that apply to bank holding companies or their Subsidiaries generally.

4.15.        Derivative Instruments and Transactions.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all Derivative Transactions (as defined below) whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, (i) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time, (ii) are legal, valid and binding obligations of the Company or one of its Subsidiaries and, to the knowledge of the Company, each of the counterparties thereto and (iii) are in full force and effect and enforceable in accordance with their terms.  The Company or its Subsidiaries and, to the knowledge of the Company, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued.  To the knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions.  The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with U.S. GAAP consistently applied.  For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.16.        Company Information.  The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Proxy Statement/Prospectus, the Form F-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or pursuant to Rule 14a-6 or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement/Prospectus relating to the Company and its Subsidiaries (except for such portions thereof as relate only to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder.

4.17.        Title to Property.  (a) The Company and its Subsidiaries have good, valid and marketable title to all real property owned by them as reflected in the most recent balance sheet included in the Company Reports, except for properties that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens, except for (x) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, (y) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations.  All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b)               The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them as reflected in the most recent balance sheet included in the Company Reports, except for assets that have been disposed of in the ordinary course of business since the date of such balance sheet, free and clear of all Liens except (x) Liens for current Taxes not yet due and payable and (y) other such Liens as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)                All leases of real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases personal property are valid and binding in accordance with their respective terms, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, and, in the case of leased premises, the Company or such Subsidiary quietly enjoys the use of the premises provided for in such lease, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Section 4.17(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material leases of real property under which the Company or any of its Subsidiaries leases any real property or interests in real property, identifying the owner and address thereof.  The Company has made available to Parent true, correct and complete copies of each such material lease of real property.

4.18.        Insurance.  The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice.  Section 4.18 of the Company Disclosure Schedule contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of the Company and its Subsidiaries (other than insurance policies under which the Company or any Subsidiary thereof is named as a loss payee, insured or additional insured as a result of its position as a secured lender on specific loans and mortgage insurance policies on specific loans or pools of loans).  The Company and its Subsidiaries are in material compliance with their insurance policies and are not in default under any of the material terms thereof.  Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies.  All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion.

4.19.        Environmental Liability.  Except as set forth in Section 4.19 of the Company Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, or to the Company’s knowledge, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Company or any of its Subsidiaries of any material liability or obligation arising under common law standards of conduct relating to environmental protection, human health or safety as it relates to Hazardous Substance handling or exposure, or under any local, state or federal Law relating to the protection of the environment or human health or safety as it relates to Hazardous Substance handling or exposure, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the “Environmental Laws”), pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.  To the knowledge of the Company, there are no past, present, or reasonably anticipated future facts, occurrences, circumstances or legal requirements that could reasonably be expected to give rise to any such proceeding, claim, action or governmental investigation that would impose any such liability or obligation.  During or, to the knowledge of the Company, prior to the period of (i) its or any of its Subsidiaries’ ownership or operation of any of their respective current or to the Company’s knowledge former properties, (ii) its or any of its Subsidiaries’ participation in the management of any property, or (iii) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws (“Hazardous Substances”) in, on, under or affecting any such property which would reasonably be expected to result in any claim against, or liability of, the Company or any Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law.

4.20.        Opinion Of Financial Advisor.  The Company has received the opinion of Morgan Stanley to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by holders of Company Common Stock is fair from a financial point of view to such holders.

4.21.        Intellectual Property.  (i) The Company and each of its Subsidiaries owns or otherwise has the right to use, all intellectual property rights, including all trademarks, trade dress, trade names, service marks, domain names, patents, inventions, trade secrets, know-how, works of authorship and copyrights therein, that are used in and material to the conduct of their existing businesses and all rights relating to the plans, design and specifications of its branch facilities (“Proprietary Rights”) free and clear of all Liens and any claims of ownership by current or former employees, contractors, designers or others and (ii) neither the Company nor any of its Subsidiaries is bound by or a party to any licenses or agreements of any kind with respect to any Proprietary Rights which it claims to own or possess, license or otherwise have the right to use.  Neither the Company nor any of its Subsidiaries, to the Company’s knowledge, is infringing, diluting, misappropriating or violating, nor has the Company or any or its Subsidiaries received any written communications alleging that any of them has infringed, diluted, misappropriated or violated any of the Proprietary Rights of any other person.  To the Company’s knowledge, no other person is infringing, diluting, misappropriating or violating, nor has the Company or any or its Subsidiaries sent any written communications within the past two (2) years alleging that any person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by the Company and its Subsidiaries.  The Company and each of its Subsidiaries take all reasonable actions to protect and maintain all (a) material Proprietary Rights and (b) the security and integrity of their software, databases, networks, systems, equipment and hardware and protect same against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting elements.  The Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment and all associated documents (the “IT Assets”) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past three (3) years.  To the Company’s knowledge, no person has gained unauthorized access to the IT Assets.  The Company has implemented reasonable backup and disaster recovery technology consistent with industry practices.

4.22.        Loan Matters.  (a) (i) Section 4.22(a) of the Company Disclosure Schedule sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by the Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(b)       Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)                None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d)               Section 4.22(d) of the Company Disclosure Schedule identifies (A) each Loan that as of March 31, 2010 had an outstanding balance and/or unfunded commitment of

$1,000,000.00 or more and that as of such date (i) was contractually past due ninety (90) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or the rules of any applicable regulatory authority, (iv) where the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (v) where a specific reserve allocation existed in connection therewith, or (vi) which was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of the Company or any of its Subsidiaries that as of March 31, 2010 had a book value of over $1,000,000.00 and that was classified as other real estate owned or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date.  For each Loan identified in response to clause (A) above, Section 4.22(d) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2010.

(e)                Each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries and are complete and correct in all material respects.

4.23.        Allowance for Loan Losses.  The Company’s allowance for loan losses as of March 31, 2010 was in compliance with the Company’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

4.24.        Transactions with Affiliates.  There are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of the Company, on the other hand, except those of a type available to employees of the Company generally.  As used in this Agreement, “affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person and “control,” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

4.25.        Community Reinvestment Act Compliance.  The Bank Subsidiary is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder (collectively, “CRA”) and has received a CRA rating of “satisfactory” in its most recently completed exam, and the Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in the Bank Subsidiary failing to be in compliance in all material respects with such provisions or having its current rating lowered.

4.26.        Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to or is bound by or is currently negotiating any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization.  Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor, to the Company’s knowledge, is any such proceeding threatened, and there is no strike or other material labor dispute or disputes involving it or any of its Subsidiaries pending, or to the Company’s knowledge, threatened.  To the knowledge of the Company, there is no activity involving its or any of its Subsidiaries’ employees involving an attempt to certify a collective bargaining unit or other organizational activity.  No material action, suit, arbitration, proceeding or, to the Company’s knowledge, claim or investigation by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company or any of its Subsidiaries’ employees is pending or, to the best knowledge of the Company, threatened.  Each individual who is treated by the Company or its Subsidiaries as an exempt employee under any federal or state law, or as an independent contractor, is properly so treated under applicable law.  As of the date hereof, neither the Company nor any of its Subsidiaries have closed any plant or facility or effectuated any layoffs of employees, nor has any such action or program been announced for the future, that would reasonably be expected to give rise to any material liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law or regulation.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in any publicly available report, schedule, form or other document filed with, or furnished to, the SEC by Parent prior to the date of this Agreement and on or after November 1, 2009 (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward-looking statements or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking in nature) or (ii) as disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article V, or to one or more of Parent’s covenants contained herein, provided, however, that disclosure in any section of such schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to another Section of this Agreement), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1.            Corporate Organization.  (a) Parent is duly organized and validly existing as a bank under the laws of Canada.  Parent has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.  The charter of Parent is the Bank Act (Canada).  The copy of the bylaws of Parent, which has been made available to the Company, is a true, complete and correct copy of such document as in full force and effect as of the date of this Agreement.

(b)               Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has not owned any properties, rights or assets other than in connection with the transactions contemplated by this Agreement, and has engaged in no other business other than in connection with the transactions contemplated by this Agreement.  Merger Sub is a wholly owned Subsidiary of Parent.

5.2.            Capitalization.  The authorized capital stock of Parent consists of an unlimited number of Parent Common Shares and an unlimited number of Preferred Shares, no par value per share (the “Parent Preferred Shares”).  As of May 13, 2010, there were 869,317,342 Parent Common Shares outstanding and 157,800,000 Parent Preferred Shares outstanding and no Parent Common Shares or Parent Preferred Shares were reserved for issuance.  Since May 13, 2010 and through the date of this Agreement, and other than in connection with the transactions contemplated by this Agreement, Parent has not issued or authorized the issuance of any Parent Common Shares or Parent Preferred Shares, or any securities convertible into or exchangeable or exercisable for shares of Parent Common Shares or Parent Preferred Shares, except for any such issuances of Parent Common Shares or Parent Preferred Shares as a result of exercise of Parent Options outstanding as of May 13, 2010.  All of the issued and outstanding Parent Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  The Parent Common Shares to be issued pursuant to the Merger have been duly authorized and, at the Effective Time, all such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3.            Authority; No Violation.  (a) Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action of Parent and Merger Sub, and no other corporate and no shareholder proceedings on the part of Parent and Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)               Neither the execution and delivery of this Agreement nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the charter, bylaws or similar governing documents of Parent and Merger Sub or any of the similar governing documents of any of their respective Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 5.4 are duly obtained or satisfied, (x) violate any Law applicable to Parent or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, permit, concession, franchise or other instrument or obligation to which Parent or Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults or other events which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

5.4.            Consents and Approvals.  Except for (i) the filing of any required applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, the Board of Financial Institutions of the State of South Carolina, the Superintendent of Financial Institutions (Canada) under the Bank Act (Canada) and with any other state banking, insurance or other regulatory authorities set forth in Section 5.4 of the Parent Disclosure Schedule and the approval or notice of non-objection of such applications and notices, (ii) approval of (A) the listing on the New York Stock Exchange and the Toronto Stock Exchange of the Parent Common Shares to be issued in the Merger and to be reserved for issuance upon exercise of the Parent Options issued in substitution for Company Options pursuant to Section 2.4, (iii) the filing with the SEC of the Proxy Statement/Prospectus and the filing and declaration of effectiveness of the registration statement on Form F-4 in which the Proxy Statement/Prospectus will be included as a prospectus and any filings or approvals under applicable state securities Laws, (iv) the filing of the Articles of Merger with the Secretary of State of the State of South Carolina pursuant to the SCBCA or other applicable Law and such other Governmental Entities as required by the SCBCA or other applicable Law, (v) the approval of this Agreement by the shareholders of the Company, (vi) the consents and approvals set forth in Section 5.4 of the Parent Disclosure Schedule, (vii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of federal, state or provincial securities Laws or the rules or regulations of any applicable self-regulatory organization, in any such case relating to the regulation of broker-dealers, investment companies and investment advisors, (viii) the consents, authorizations, approvals, filings or exemptions in connection with the applicable provisions of consumer finance, mortgage banking, insurance and other similar Laws and (ix) the consents, authorizations, approvals, filings and registrations of third parties which are not Governmental Entities, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, no consents or approvals of, or filings or registrations with, any Governmental Entity or of or with any other third party by and on behalf of Parent or Merger Sub are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.  As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received on a timely basis and without the imposition of a condition or restriction of the type referred to in Section 8.2(c) in order to permit consummation of the Merger.

5.5.            SEC Documents; Other Reports; Internal Controls.  (a) Parent has filed all required reports, forms, schedules, registration statements and other documents with the SEC and the Canadian securities regulatory authorities since December 31, 2007 (the “Parent Reports”) and has paid all fees and assessments due and payable in connection therewith.  As of their respective dates of filing with the SEC or the applicable Canadian securities regulatory authority (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Parent Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act or the applicable Canadian securities Laws, as the case may be, and the rules and regulations of the SEC or the applicable Canadian securities regulatory authority, thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC or the applicable Canadian securities regulatory authority; and if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  There are no material outstanding comments from or unresolved issues raised by the SEC or any Canadian securities regulatory authority, as applicable, with respect to any of the Parent Reports.  None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)               Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since October 31, 2007 with any Governmental Entity (other than the SEC and the Canadian securities regulatory authorities) and have paid all fees and assessments due and payable in connection therewith.

(c)                Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(d)               The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence.  Parent has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

(e)                Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act and the applicable Canadian securities Laws) to ensure that material information relating to Parent and its Subsidiaries is made known to the management of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and the applicable Canadian securities Laws with respect to the Parent Reports.

5.6.            Financial Statements; Undisclosed Liabilities.  (a) The financial statements of Parent (including any related notes and schedules thereto) included in the Parent Reports complied as to form, as of their respective dates of filing with the SEC or the applicable Canadian securities regulatory authority (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC or the applicable Canadian securities regulatory authority with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the applicable Canadian regulatory authorities), have been prepared in accordance with Canadian GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments, none of which is expected to be material, and to any other adjustments described therein, including the notes thereto).  The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with Canadian GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b)               Except for (i) those liabilities that are fully reflected or reserved for in the consolidated financial statements of Parent included in its Quarterly Report to Shareholders filed on Form 6-K for the quarter ended January 31, 2010, as filed with the SEC or otherwise disclosed in the Parent Reports filed subsequent to the date of the filing of such quarterly financial statements and prior to the date hereof, (ii) this Agreement and the Related Agreements or (iii) liabilities incurred since January 31, 2010 in the ordinary course of business consistent with past practice, neither Parent nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that, either alone or when combined with all other liabilities of a type not described in clause (i), (ii) or (iii), has had, or would be reasonably expected to have, a Material Adverse Effect on Parent.

5.7.            Broker’s Fees.  Except for the persons set forth in Section 5.7 of the Parent Disclosure Schedule, whose fees and expenses shall be paid by Parent, neither Parent nor any Subsidiary thereof nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.

5.8.            Absence of Certain Changes or Events.  Since October 31, 2009, no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

5.9.            Legal Proceedings.  (a)  Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Parent’s knowledge, threatened legal, administrative, arbitral or other proceedings, actions, or, claims or governmental or regulatory investigations of any nature against or affecting Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b)               There is no injunction, order, award, judgment, settlement, decree, or regulatory restriction specifically imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

5.10.        Board Approval; No Shareholder Vote Required.  (a) The board of directors of Parent has duly approved this Agreement and the transactions contemplated hereby and thereby.  The board of directors of Merger Sub has duly approved this Agreement, the Merger and the other transactions contemplated hereby, declared it advisable for Merger Sub to enter into this Agreement and this Agreement has been approved by the sole shareholder of Merger Sub.

(b)               No vote of the shareholders of Parent is necessary to approve and adopt this Agreement or the transactions contemplated hereby or thereby.

5.11.        Compliance with Applicable Law.  Parent and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each, and have complied with and are not in default or violation of any, applicable Law relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries knows of, or has received since January 1, 2007 notice of, any defaults or violations of applicable Law which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

5.12.        Agreements With Regulatory Agencies.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, a “Parent Regulatory Agreement”), any Governmental Entity that restricts, or by its terms will in the future restrict, the conduct of its business in any material respect or that in any material manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations.

5.13.        Parent Information.  The information relating to Parent and its Subsidiaries to be provided by Parent for inclusion in the Proxy Statement/Prospectus, the Form F-4, any filing pursuant to Rule 165 or Rule 425 under the Securities Act or pursuant to Rule 14a-6 or Rule 14a-12 under the Exchange Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement/Prospectus (except for such portions thereof to the extent relating to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.  The Form F-4 (except for such portions thereof to the extent relating to the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1.            Conduct of Business Prior to the Effective Time.  Except as otherwise expressly contemplated or permitted by this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business only in the usual, regular and ordinary course consistent with past practice (provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this clause (i) unless such action constitutes a breach of such provision of Section 6.2), (ii) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its advantageous business relationships with customers, vendors and others doing business with it and retain the services of its officers and key employees and (iii) take no action which would reasonably be expected to adversely affect or delay (x) the receipt of any approvals of any Governmental Entity required to consummate the transactions contemplated by this Agreement or the Share Purchase Agreement or (y) the consummation of the transactions contemplated by this Agreement or the Share Purchase Agreement.

6.2.            Company Forbearances.  Except as expressly contemplated or permitted by this Agreement or as set forth in Section 6.2 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a)                (i) adjust, split, combine or reclassify any capital stock or other equity interest; (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity interest or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or other equity interest or stock appreciation rights or grant any person any right to acquire any shares of its capital stock or other equity interest, other than (A) regular cash dividends on the Series 2008-T Preferred Stock paid in accordance with its terms, except if at any time dividends payable on the Series 2000A Cumulative Fixed Rate Preferred Shares and Series 2002C Cumulative Floating Rate Preferred Shares of Carolina First Mortgage Loan Trust (collectively, the “REIT Preferred Stock”) have not been paid, (B) regular cash dividends on the REIT Preferred Stock, except if at any time dividends payable on the Series 2008-T Preferred Stock have not been paid, (C) regular quarterly cash dividends on Company Common Stock equal to the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice and (D) dividends paid by any of the Subsidiaries of the Company so long as such dividends are only paid to the Company or any of its other wholly owned Subsidiaries; or (iii) issue or commit to issue any additional shares of capital stock or other equity interest (except (x) pursuant to (1) the exercise of the Warrant, (2) the exercise of Company Options or Company SARs or in connection with the settlement of any Company RSUs, in each such case, outstanding as of the date hereof and included in Section 4.2(b) of the Company Disclosure Schedule or (3) the exercise of purchase rights under any Company ESPP outstanding on the date hereof and in accordance with their terms on the date hereof and (y) for issuances of capital stock or other equity interests by Subsidiaries of the Company so long as such capital stock or other equity interests are only issued to the Company or any of its wholly owned Subsidiaries), or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any additional shares of capital stock or other equity interest (including Company Options, Company SARs, Company RSUs or any other equity or “phantom” equity grant under any Company Stock Incentive Plan or otherwise), except pursuant to the Share Purchase Agreement;

(b)               incur or guarantee any material indebtedness for borrowed money other than deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of business consistent with past practice;

(c)                amend its articles of incorporation or bylaws or similar governing documents;

(d)               sell, license, lease, transfer, mortgage, encumber or otherwise dispose of, or abandon or fail to maintain, any of its material rights, assets, deposits or properties or cancel or release any material indebtedness owed to any person or any claims held by any person, except (i) sales of Loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice, (ii) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and set out in Section 6.2(d) of the Company Disclosure Schedule or (iii) pledges of assets to secure public deposits accepted in the ordinary course of business consistent with past practice;

(e)                enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management and other material banking or operating policies except as required by Law or by rules or policies imposed by a Governmental Entity;

(f)                (i) make any acquisition of or investment in any person other than a wholly owned Subsidiary of the Company, by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person (other than consolidations, mergers or reorganizations solely among wholly owned Subsidiaries of the Company), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto; or (iii) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned Subsidiary of the Company, except for (A) foreclosures and other similar transactions in connection with securing or collecting debts previously contracted and (B) purchases of U.S. government agency securities which are investment grade rated and, in the case of any such securities that are fixed rate instruments, have a final maturity of five years or less, and (C) transactions in the ordinary course of business consistent with past practice and that, together with all other such transactions, are not material to the Company;

(g)               foreclose on or take a deed or title to any real estate other than single-family residential without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(h)               enter into, renew, extend or terminate (i) any lease, license, contract or other agreement that calls for aggregate annual payments of $50,000 or more other than in the ordinary course of business consistent with past practice, (ii) any Company Contract of the type set forth in Section 4.13(a)(ii), (iv), (v), (vi), (vii), (viii) or (ix) or (iii) any agreement referenced in Section 4.7 (or any other agreement with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement or any of the Related Agreements) or any agreement, contract, plan, arrangement or other transaction of the type described in Section 4.24; or make any material change in any of such Loans, leases, licenses, contracts or other agreements, other than in the case of clauses (i) and (ii), renewals of such leases, licenses, contracts or other agreements for a term of one (1) year or less without material changes to the terms thereof;

(i)                 except as required by Law or the terms of any Plan in effect as of the date hereof and disclosed in Section 4.11(a) of the Company Disclosure Schedule, or as expressly provided for in Section 2.4 of this Agreement: (i) increase the compensation or benefits of any Company Employee; (ii) grant or pay any change-in-control, retention bonus, severance or termination pay to any Company Employee; (iii) loan or advance any money or other property to, or sell, transfer or lease any properties, rights or assets to, any Company Employee; (iv) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement; (v) grant any equity or equity-based awards; (vi) hire or terminate the employment of any Company Employee with an annual base salary in excess of $150,000; (vii) effectuate any layoffs of Company Employees without compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local law or regulation to the extent applicable; (viii) allow for the commencement of any new offering periods under any Company ESPP; or (ix) take any action to accelerate the vesting or payment of any compensation or benefit under any Plan or awards made thereunder.

(j)                 make, or commit to make, any capital expenditures in excess of $100,000 individually or $1 million in the aggregate;

(k)               permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close, or open, relocate or close, any branch or other facility;

(l)                 without previously notifying and consulting with Parent, (i) except for Loans or commitments for Loans that have previously been approved by the Company prior to the date of this Agreement, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan, or amend or modify in any material respect any existing Loan, that would result in total credit exposure to the applicable borrower (and its affiliates) in excess of $10,000,000, (ii) except with respect to amendments or modifications that have previously been approved by the Company prior to the date of this Agreement, amend or modify in any material respect any existing Loan rated “special mention” or below by the Company with total credit exposure in excess of $5,000,000 or (iii) except with respect to any such actions that have previously been approved by the Company prior to the date of this Agreement, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by the Company, in each case in excess of $1,000,000;

(m)             except as otherwise expressly permitted elsewhere in this Section 6.2, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 7.4) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice;

(n)               except pursuant to agreements or arrangements in effect on the date hereof and specified in Section 6.2(n) of the Company Disclosure Schedule, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of the Company and its Subsidiaries consistent with past practice, and, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 6.2;

(o)               (i) settle any claim, action or proceeding involving monetary damages payable by the Company or its Subsidiaries in excess of $100,000, or (ii) other than in the ordinary course of business consistent with past practice, waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(p)               materially change its investment securities portfolio policy, or its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(q)               except as required by Law or applicable regulatory authorities, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies;

(r)                 fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement, or willfully take any action that violates a Company Regulatory Agreement;

(s)                take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Section 8.1 or 8.2 not being satisfied or in a Requisite Regulatory Approval not being obtained without imposition of a condition of the type referred to in Section 8.2(c) or in a material violation of any provision of this Agreement;

(t)                 make any material changes in its methods, practices or policies of financial or Tax accounting, except as may be required under Law or U.S. GAAP or regulatory accounting policies, in each case as discussed with, and with the concurrence of, the Company’s independent public accountants;

(u)               enter into any securitizations of any Loans or create any special purpose funding or variable interest entity;

(v)               other than in the ordinary course of business consistent with past practice, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(w)             except as required by Law, make or change any material Tax election, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(x)               agree to, or make any commitment to, take any of the actions prohibited by this Section 6.2.

6.3.            No Fundamental Parent Changes.  Except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld), (i) amend, repeal or otherwise modify its bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or that would materially impede Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby, (ii) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Section 8.1 or Section 8.3 not being satisfied or in a Requisite Regulatory Approval not being obtained without the imposition of a condition of the type referred to in Section 8.2(c), or in a material violation of any provision of this Agreement, or (iii) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.3.

6.4.            Tax Matters.  The Company shall consult with Parent regarding the Company’s recognition of any material loss (either individually or in the aggregate) for United States federal income tax purposes, and shall consider in good faith the implementation of Parent’s views on such matters.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1.            Regulatory Matters.  (a) Parent and the Company shall cooperate in preparing and promptly cause to be filed with the SEC the Form F-4, in which the Proxy Statement/Prospectus shall be included.  Each of Parent and the Company shall use reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form F-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and the Company shall mail or deliver the Proxy Statement/Prospectus to its shareholders as promptly as practicable after the Form F-4 is declared effective.  Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form F-4 received from the SEC.  Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the Form F-4 prior to filing such with the SEC.  Parent shall also use its reasonable best efforts to obtain all necessary state securities laws or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with such action.

(b)               Subject to the other provisions of this Agreement, the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities; provided, however, that no party shall be required to take any action in obtaining or complying with such permits, consents, approvals or authorizations if the taking of such action or the obtaining of or compliance with such permits, consents, approvals and authorizations is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.2(c).  In furtherance (but not in limitation) of the foregoing, Parent shall file any required applications, notices or other filings with the Federal Reserve Board within 20 days of the date hereof.  Each party shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to such party and any of its respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable.  The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(c)                Each of Parent and the Company shall, upon request, furnish to the other all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus, the Form F-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.  Parent and the Company shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and any applicable state, provincial or local securities Laws.

(d)               Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

(e)                Without limiting the scope of the foregoing paragraphs, the Company shall, to the extent permitted by applicable Law (i) promptly advise Parent of the receipt of any substantive communication from a Governmental Entity with respect to the transactions contemplated hereby, (ii) provide Parent with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Governmental Entity with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Parent with the opportunity to participate in any meetings or substantive telephone conversations that the Company or its Subsidiaries or their respective representatives may have from time to time with any Governmental Entity with respect to the transactions contemplated hereby.

7.2.            Access to Information.  (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities Laws or federal or state banking, mortgage lending, real estate or consumer finance or protection Laws (other than reports or documents which the Company is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any attorney-client privilege, violate any contract or agreement or contravene any Law; and in any such event, the parties hereto will make appropriate substitute disclosure arrangements.

(b)               All information and materials provided pursuant to this Agreement shall be subject to the confidentiality provisions of the Confidentiality Agreement entered into between Parent and the Company, dated December 16, 2009 (the “Confidentiality Agreement”).

(c)                No investigation by any of the parties or their respective representatives shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the others set forth herein.

7.3.            Shareholder Approval.

(a)                The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the date upon which the Form F-4 becomes effective (the “Company Shareholders Meeting”) for the purpose of obtaining the approval of this Agreement by the shareholders of the Company and, subject to Section 7.3(b), shall use all reasonable best efforts to obtain the approval of this Agreement by such shareholders; provided, however, that the record date for the Company Shareholders Meeting shall be determined in prior consultation with and subject to the prior approval of Parent (such approval not to be unreasonably withheld), and such record date shall not be earlier than the date that is one Business Day after the closing of the issuance of the New Company Preferred Stock to Parent pursuant to the Share Purchase Agreement.  The board of directors of the Company shall recommend approval of this Agreement by the shareholders of the Company (the “Company Recommendation”) in the Proxy Statement/Prospectus and shall not directly or indirectly (x) withdraw, modify or qualify in any manner adverse to Parent such recommendation or (y) take any other action or make any other public statement in connection with the Company Shareholders Meeting, or in reference to an Acquisition Proposal (as defined in Section 7.4(b)), that is inconsistent with such recommendation (any action or public statement described in clause (x) or (y) being referred to as a “Change in Company Recommendation”), except as and to the extent expressly permitted by Section 7.3(b).  Notwithstanding any Change in Company Recommendation, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the board of directors of the Company shall have effected a Change in Company Recommendation, then the board of directors of the Company may submit this Agreement to the Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by applicable Law.  In addition to the foregoing, the Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(b)               Notwithstanding the foregoing, prior to the date of the Company Shareholders Meeting, the Company’s board of directors shall be permitted to effect a Change in Company Recommendation if and only to the extent that:

(i)                 it has complied in all material respects with Section 7.4,

(ii)               its board of directors, after consultation with (and based on the advice of) its outside counsel, determines in good faith that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties under applicable Law, and
(iii)             if the Company’s board of directors intends to effect a Change in Company Recommendation following an Acquisition Proposal, (A) such Acquisition Proposal was unsolicited and the Company’s board of directors has concluded in good faith that such Acquisition Proposal is or is reasonably likely to constitute a Superior Proposal (as defined in Section 7.4(c)) after taking into account any amendment or modifications to this Agreement agreed to by Parent, and (B) the Company has notified Parent in writing, at least three (3) days in advance, of its intention to effect a Change in Company Recommendation (the “Notice Period”), specifying the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and furnishing to Parent a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and all other material documents and (C) during the Notice Period, and in any event, prior to effecting such a Change in Company Recommendation, the Company has negotiated, and has caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 7.3(b) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) days.

7.4.            Acquisition Proposals.

(a)                From the date hereof until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article IX, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors, employees, agents, affiliates and representatives (including any investment bankers, attorneys or accountants retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to, any Acquisition Proposal, (ii) have any discussions with or provide any confidential or non-public information or data to any person relating to or in connection with an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal, (v) enter into any agreement or agreement in principle requiring, directly or indirectly, the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) propose or agree to do any of the foregoing.  Notwithstanding the foregoing provisions of this Section 7.4(a), in the event that the Company receives an unsolicited bona fide written

Acquisition Proposal and the Company’s board of directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, the Company may, and may permit its Subsidiaries and its and their officers, directors, employees, agents, affiliates and representatives to, prior to (but not after) the date of the Company Shareholders Meeting, take any action described in clause (ii) above to the extent that its board of directors concludes in good faith (and based on the advice of its outside counsel) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable Law; provided, however, that prior to providing (or causing to be provided) any confidential or non-public information or data permitted to be provided pursuant to this sentence, the Company shall have entered into a written confidentiality agreement with such third party on terms no less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Company shall promptly provide Parent with any confidential or non-public information or data concerning the Company or its Subsidiaries provided to such person which was not previously provided to Parent (or its representatives).

(b)               For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Parent or any of its Subsidiaries), or multiple persons in a single transaction or series of related transactions, relating to any direct or indirect (i) acquisition, purchase or sale of a business, deposits or assets that constitute more than 15% of the consolidated business, revenues, net income, assets (including stock of the Company’s Subsidiaries) or deposits of the Company and its Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, or (iii) purchase (whether of outstanding or newly-issued shares) or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person, or multiple persons in a single transaction or series of related transactions (or the shareholders of such person or persons), beneficially owning securities representing (including upon conversion, exchange or exercise thereof) more than 15% of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

(c)                For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal by a person (or group of persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) to acquire, directly or indirectly, a majority of the total voting power of the Company (or a majority of the total voting power of the resulting or surviving entity of such transaction or the ultimate parent of such resulting or surviving entity), which the board of directors of the Company concludes in good faith, after consultation with its financial advisors and receiving the advice of its outside counsel, taking into account timing and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated on the terms proposed.

(d)               The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Parent with respect to any Acquisition Proposal, will use its reasonable best efforts to enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential or non-public information or data previously furnished by or on behalf of the Company thereunder, and will not waive or amend any provision of any such agreement.  The Company will promptly (and in all events within 24 hours) following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal advise Parent of the material terms thereof (including the identity of the person making such Acquisition Proposal), and will keep Parent reasonably apprised of any related developments, discussions and negotiations and the status and terms thereof (including providing Parent with a copy of all material documentation and correspondence relating thereto) on a current basis.  Without limiting the foregoing, the Company shall notify Parent orally and in writing within 24 hours after it enters into discussions or negotiations with another person regarding an Acquisition Proposal, executes and delivers a confidentiality agreement with another person in connection with an Acquisition Proposal, or provides confidential or non-public information or data to another person in connection with an Acquisition Proposal.

(e)                Nothing contained in this Agreement shall prevent the Company or its board of directors from complying with Rule 14d-9 and Rule 14e-2(a)(2)-(3) promulgated under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Company Recommendation unless the board of directors of the Company expressly and concurrently reaffirms the Company Recommendation.

7.5.            Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement (including (i) in the case of Parent, with respect to the completion of the purchase of the Series 2008-T Preferred Stock and the Warrant as contemplated by Section 8.2(d) and (ii) in the case of the Company, by complying with its obligations under the Share Purchase Agreement) and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is necessary or desirable in connection with the Merger and the other transactions contemplated by this Agreement; provided, however, that no party shall be required to take any action pursuant to the foregoing sentence if the taking of such action or the obtaining of such consents, authorizations, orders, approvals or exemptions is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 8.2(c).

(b)               Subject to the terms and conditions of this Agreement (including the proviso in Section 7.5(a)), each of Parent and the Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to (i) modify or amend any contracts, plans or arrangements to which Parent or the Company is a party (to the extent permitted by the terms thereof) if necessary in order to satisfy the conditions to closing set forth in Article VIII hereof, (ii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (iii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

(c)                Following the execution of this Agreement, the Company shall, at the direction and the request of Parent, use its reasonable best efforts, and take all reasonable actions, to facilitate the merger of the Bank Subsidiary and TD Bank, National Association following the consummation of the Merger.

7.6.            Employees; Employee Benefit Plans.

(a)                From and after the Effective Time, Parent shall honor all Plans in accordance with their terms, provided, that nothing herein shall prohibit Parent from amending or terminating any such Plans in accordance with their terms.  To the extent permitted by applicable Law, for a period of at least one year following the Effective Time (or, if earlier, until the Company Employees who are employees of the Company or a Subsidiary of the Company at the Effective Time (collectively, “Transferred Employees”) become eligible to participate in the employee benefit plans sponsored or maintained by Parent or its Subsidiaries (“Parent Plans” ) in which similarly situated employees of Parent so participate (it being understood that inclusion of Transferred Employees in such Parent Plans may occur at different times with respect to different plans)), Parent shall provide, or shall cause to be provided, to Transferred Employees compensation and benefits (excluding equity-based awards, retiree medical benefits, defined benefit pension plan benefits, deferred compensation plan benefits, supplemental executive retirement plan benefits and employee stock purchase plan benefits) that are substantially comparable, in the aggregate, to the compensation and benefits provided to Transferred Employees immediately before the Effective Time.  From and after the time Transferred Employees become eligible to participate in any given Parent Plan, Parent shall provide, or shall cause to be provided, Transferred Employees with compensation and benefits that are no less favorable, in the aggregate, to the compensation and benefits provided under such given Parent Plan to similarly situated employees of Parent and its Subsidiaries, subject to the provisions of Sections 7.6(b) and 7.6(c) below, as applicable.  Nothing in this Agreement shall be construed as requiring Parent or the Surviving Company to continue any specific employee benefit plans or continue to employ any Transferred Employee for any length of time following the Effective Time.

(b)               For all purposes (including for purposes of vesting, eligibility to participate, accrual of benefits and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Transferred Employees after the Effective Time (the “New Plans”), Parent shall cause each Transferred Employee to be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Transferred Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply (x) with respect to benefit accrual under any defined benefit pension plan, post-retirement medical plan or “core contributions” under the Parent 401(k) New Plan or (y) to the extent that its application would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, Parent shall cause (A) each Transferred Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Plan in which such Transferred Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, (i) Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Plans in which such employee participated immediately prior to the Effective Time, and (ii) Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins (to the extent credited under an Old Plan) to be taken into account under such New Plan for purposes of satisfying any applicable deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                Notwithstanding anything in this Agreement to the contrary, for a period of one year following the Effective Time, Parent shall provide (A) severance benefits that are no less favorable to Company Employees (other than Company Employees who otherwise are parties to an individual severance agreement with the Company or any Subsidiary or a letter agreement with Parent) than the severance benefits provided to such Company Employees under the Company’s Severance Pay Plan as in effect on the date hereof (as set forth in Section 4.11(a) of the Company Disclosure Schedule and (B) paid time-off benefits that are no less favorable to Company Employees than the paid time-off programs provided to such Company Employees under the Company’s paid time-off programs as in effect on the date hereof (as set forth in Section 4.11(a) of the Company Disclosure Schedule).

(d)        The Company and Parent acknowledge and agree that all provisions, whether express or implied, contained in this Section 7.6 and Section 2.4 with respect to employees, officers, directors, consultants and independent contractors are included for the sole benefit of the Company and Parent and shall not create any right (i) in any other person, including Plans or any beneficiary thereof or (ii) to continued employment with Parent or any of its Affiliates or any continued compensation, employee benefits or other right.  Nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan, program, arrangement or agreement.

7.7.            Indemnification; Directors’ and Officers’ Insurance.

(a)                Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its Subsidiaries (collectively, the “Indemnified Parties”), as provided in any applicable certificate of incorporation, by-law or other organizational document of the Company or any such Subsidiary or in any indemnification or similar agreement listed in Section 7.7(a) of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect, and Parent agrees that neither it nor any of its Subsidiaries (including the Surviving Company) shall amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party as in effect as of the Effective Time.  From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.7.

(b)               From and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless, to the fullest extent provided in the articles of incorporation and bylaws of the Company and permitted under applicable Law (and advance expenses as incurred to the fullest extent provided in the articles of incorporation and bylaws of the Company and permitted under applicable Law upon, if required by applicable Law, receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), each of the Indemnified Parties against any costs or expenses (including attorneys’ fees and appellate bonds), judgments, pre- or post-judgment interest, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, regulatory, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) the transactions contemplated by this Agreement and the Related Agreements, in each case in his or her capacity as a director or officer of the Company or any of its Subsidiaries.

(c)                For a period of six (6) years following the Effective Time, Parent will provide director’s and officer’s liability insurance that serves to reimburse the current and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) (providing only for Side A coverage for Indemnified Parties where the existing policies also include Side B or Side C coverage for the Company and providing for fiduciary liability coverage or any other similar coverages in existence as of the execution of this Agreement) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement and the Share Purchase Agreement) which insurance will contain at least the same coverage and amounts and contain terms and conditions as are not less advantageous, in the aggregate, to the Indemnified Party as that coverage currently provided by the Company, and be purchased from insurers with ratings equivalent to or better than the insurers providing coverage currently.  Notwithstanding the foregoing, in no event will Parent be required to expend, on an annual basis, an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”), which current premiums are set forth in Section 7.7(c) of the Company Disclosure Schedule, and if Parent is unable to maintain or obtain the insurance called for by this Section 7.7(c) for an amount per year equal to or less than the Insurance Amount, Parent shall obtain as much comparable insurance as may be available for the Insurance Amount.  With the prior written consent of Parent (not to be unreasonably withheld), prior to the Effective Time and in lieu of the foregoing, the Company may purchase tail policies for director’s and officer’s liability insurance on the terms described in the prior sentence and fully pay for such policies prior to the Closing.

(d)               In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, to the extent not otherwise occurring by operation of Law, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.7.

(e)                The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.  The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and shall survive consummation of the Merger.

7.8.            Advice of Changes.  Parent and the Company shall promptly advise the other of any change or event which, individually or in the aggregate with other such changes or events, has or would reasonably be expected to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that any noncompliance with the foregoing shall not constitute the failure to be satisfied of a condition set forth in Article VIII or give rise to any right of termination under Article IX unless the underlying breach shall independently constitute such a failure or give rise to such a right.

7.9.            Financial Statements and Other Current Information.  As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Parent (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and shareholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) to the extent permitted by applicable Law, any reports provided to the board of directors of the Company or any committee thereof relating to the financial performance and risk management of the Company.  In addition, the Company shall, if permitted by applicable Law, furnish Parent with a copy of each report filed by the Company or any of its Subsidiaries with a Governmental Entity within three (3) Business Days following the filing thereof.  All information furnished by the Company to Parent pursuant to this Section 7.9 shall be held in confidence to the same extent of Parent’s obligations under Section 7.2(b).

7.10.        Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger and to be reserved for issuance upon exercise of the Parent Options issued in substitution for Company Options pursuant to Section 2.4 to be issued in the Merger to be approved for listing on the Toronto Stock Exchange and the New

York Stock Exchange, subject to official notice of issuance, as promptly as practicable, and in any event prior to the Effective Time.

7.11.        Takeover Laws.  The parties hereto and their respective boards of directors shall (i) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, including the transactions contemplated by the Related Agreements and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, including the transactions contemplated by the Related Agreements, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement, including the transactions contemplated by the Related Agreements, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement, including the transactions contemplated by the Related Agreements.

7.12.        Exemption from Liability Under Section 16(b).  Prior to the Effective Time, the Company shall take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the applicable SEC No-Action Letter dated January 12, 1999.

7.13.        Shareholder Litigation.  The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement and the Related Agreements, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld).

7.14.        Transition Committee.  As promptly as practicable following the execution of this Agreement, Parent and the Company shall establish a transition committee, consisting of an equal number of representatives designated by each of Parent and the Company (the “Transition Committee”).  During the period from the date of this Agreement to the Effective Time, the Transition Committee will (i) confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and its Subsidiaries and (ii) communicate and consult with its members with respect to (x) the manner in which the business of the Company and its Subsidiaries are conducted, (y) audit and accounting procedures and policies, and (z) the Company’s investment securities portfolio and interest rate and other risk management policies and practices, in each case to the extent consistent with applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition.  Nothing contained in this Section 7.14 shall be deemed to require the Company to modify or change its loan, accrual, reserve, tax, litigation, accounting, audit, investment or real estate valuation policies and practices prior to the Effective Time without the Company’s consent.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1.            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)                Shareholder Approval.  The Company shall have obtained the requisite affirmative vote of the shareholders of the Company entitled to vote thereon.

(b)               Stock Exchange Listing.  The Parent Common Shares to be issued to the holders of Company Common Stock upon consummation of the Merger and to be reserved for issuance upon exercise of Parent Options issued in substitution for Company Options pursuant to Section 2.4 shall have been authorized for listing on the Toronto Stock Exchange and the New York Stock Exchange, subject to official notice of issuance.

(c)                Form F-4 Effectiveness.  The Form F-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d)               Regulatory Approvals.  The regulatory approvals from the Federal Reserve Board,  the Board of Financial Institutions of the State of South Carolina and the Superintendent of Financial Institutions (Canada)) and any other material regulatory approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration or termination of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(e)                No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect.  No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

8.2.            Conditions to Obligations of Parent.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak as of an earlier date, in which case they shall be true and correct as though made on and as of such earlier date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in clause (i) of Section 4.8) relating to materiality or Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Section 4.2(a), which shall be true and correct in all material respects, and clause (i) of Section 4.8 which shall be true and correct in all respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on the Company.  Parent shall have received a certificate signed on behalf of the Company by each of the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b)               Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by each of the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)                Burdensome Condition.  There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval or otherwise, which imposes any restriction or condition that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (assuming, for this purpose, that Parent were an entity the size of the Company in terms of financial metrics) or the Surviving Company.

(d)               Completion of TARP Securities Purchase.  Parent shall have purchased from the United States Department of the Treasury, and shall beneficially own all right, title and interest in, all of the issued and outstanding shares of Series 2008-T Preferred Stock and the Warrant for an aggregate cash purchase price of $130,579,218.75 and otherwise on terms and conditions reasonably acceptable to Parent.

(e)                No REIT Exchange Event.  There shall not have occurred (i) an “Exchange Event” (as such term is defined in Exhibit E to the REIT Trust Declaration) with respect to the Series 2000A Cumulative Fixed Rate Preferred Shares of Carolina First Mortgage Loan Trust or (ii) an “Exchange Event” (as such term is defined in Exhibit G to the REIT Trust Declaration) with respect to the Series 2002C Cumulative Floating Rate Preferred Shares of Carolina First Mortgage Loan Trust.

8.3.            Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent they speak as of an earlier date, in which case they shall be true and correct as though made on and as of such earlier date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception or qualification in such representations and warranties (other than the representation and warranty set forth in Section 5.8) relating to materiality or Material Adverse Effect, and provided, further, that, for purposes of this condition, such representations and warranties (other than those set forth in Section 5.2, which shall be true and correct in all material respects, and Section 5.8) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Parent.  The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b)               Performance of Obligations of Parent.  Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

ARTICLE IX
TERMINATION

9.1.            Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)                by mutual consent of Parent and the Company in a written instrument;

(b)               by either Parent or the Company if (x) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (y) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Merger;

(c)                by either Parent or the Company if the Effective Time shall not have occurred on or before February 17, 2011 (the “End Date”), unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)               by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within 45 days following written notice to the party committing such breach or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article III hereof;

(e)                by either Parent or the Company if the approval of the Company’s shareholders required by Section 8.1(a) shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof;

(f)                by Parent if (i) the board of directors of the Company shall have failed to recommend the Merger and the approval of this Agreement by the shareholders of the Company, or shall have effected a Change in Company Recommendation (or shall have resolved to take any of the foregoing actions), whether or not permitted under this Agreement, (ii) the Company shall have materially breached the terms of Section 7.4 in any respect adverse to the Parent or (iii) the Company shall have materially breached its obligations under Section 7.3 by failing to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with Section 7.3;

(g)               by Parent if a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the board of directors of the Company recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act; or

(h)               by Parent if the Company has not received, within 21 days after the date of this Agreement, written approval by The NASDAQ Stock Market LLC of the Company’s use of the exception provided in Listing Rule 5635(f) (Financial Viability Exception) to permit the issuance of the New Company Preferred Stock by the Company to Parent as contemplated by the Share Purchase Agreement without a vote of the Company’s shareholders.

9.2.            Effect of Termination.

(a)                In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b) and this 9.2, and Article X, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub, nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any punitive damages.  For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)               The Company shall pay Parent (as consideration for termination of Parent’s rights under this Agreement), by wire transfer of immediately available funds, $7,620,000.00 (the “Termination Payment”) if this Agreement is terminated as follows:

(i)                 if this Agreement is terminated by Parent pursuant to Section 9.1(f) or 9.1(g), then the Company shall pay to Parent the Termination Payment on the second Business Day following such termination; and
(ii)               if this Agreement is terminated by (A) Parent pursuant to Section 9.1(d) as a result of a willful and material breach by the Company, (B) by either Parent or the Company pursuant to Section 9.1(e) or (C) by either Parent or the Company pursuant to Section 9.1(c) without a vote of the shareholders of the Company contemplated by this Agreement at the Company Shareholders Meeting having occurred, and in any such case an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise communicated or made known to the senior management or board of directors of the Company (such communications having been made public or otherwise known to the Company’s shareholders in the case of clause (B)) (or any person shall have publicly announced, communicated or made known to the senior management or board of directors of the Company (such communications having been made public or otherwise known to the Company’s shareholders in the case of clause (B)) an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the Company Shareholders Meeting, in the case of clause (B), or the date of termination, in the case of clauses (A) or (C), then, if within 12 months after such termination the Company or any of its Subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to, or consummates a transaction contemplated by, any Qualified Acquisition Proposal, the Company shall pay to Parent the Termination Payment on the date of such execution or consummation.  For purposes of this clause (ii) of Section 9.2(b), “Qualified Acquisition Proposal” means any inquiry, proposal or offer from any person (other than Parent or any of its Subsidiaries), or multiple persons in a single transaction or series of related transactions, relating to any direct or indirect (i) acquisition, purchase or sale of a business, deposits or assets that constitute more than 35% of the consolidated business, revenues, net income, assets (including stock of the Company’s Subsidiaries) or deposits of the Company and its Subsidiaries, (ii) merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, as a result of which the holders of the Company Common Stock immediately prior thereto own less than 65% of the voting stock of the surviving or resulting person or its ultimate parent entity immediately thereafter, or (iii) purchase (whether of outstanding or newly-issued shares) or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person, or multiple persons in a single transaction or series of related transactions (or the shareholders of such person or persons), beneficially owning securities representing (including upon conversion, exchange or exercise thereof) more than 35% of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

(c)                The Company and Parent agree that the agreements contained in Section 9.2(b) are integral parts of the transactions contemplated by this Agreement, and that the payments provided for therein do not constitute a penalty.  If the Company fails to pay Parent the amounts due under such Section 9.2(b) within the time periods specified in such section, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

ARTICLE X
GENERAL PROVISIONS

10.1.        Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2.        Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.3.        Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.4.        Expenses.  Except as provided in Section 9.2 hereof, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated, except that expenses incurred in connection with printing and mailing of the Form F-4 and the Proxy Statement/Prospectus and in connection with notices or other filings with any Governmental Entities under any Laws shall be shared equally by Parent and the Company.

10.5.        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)                if to Parent or Merger Sub, to:

The Toronto-Dominion Bank
Toronto Dominion Tower

66 Wellington Street West, 4th Floor
Toronto, Ontario M5K 1A2, Canada
Facsimile:  (416) 308-1943
Attention:  Christopher A. Montague

                   Executive Vice President and General Counsel

with copies to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Facsimile:  (212) 455-2502
Attention:  Lee Meyerson
                  Ellen Patterson

(b)               if to the Company, to:

The South Financial Group, Inc.

102 South Main Street

Greenville, South Carolina 29601

Facsimile:  (864) 239-6423

Attention:  William P. Crawford, Jr.

                   Executive Vice President and General Counsel

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street

New York, New York 10019

Facsimile:  (212) 403-2000
Attention:  Nicholas G. Demmo

10.6.        Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term

“person” as used in this Agreement shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, all references to “dollars” or “$” are to United States dollars.  The term “knowledge”, when used in this Agreement, means (i) with respect to Parent, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.6 of the Parent Disclosure Schedule, and (ii) with respect to the Company, the actual knowledge, after due inquiry, of the individuals set forth in Section 10.6 of the Company Disclosure Schedule.

10.7.        Counterparts.  This Agreement may be executed by facsimile or other electronic means and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.8.        Entire Agreement.  This Agreement (together with the documents, agreements and instruments referred to herein, including the Share Purchase Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement solely to the extent provided in Section 7.2(b).  For the avoidance of doubt and without limiting the generality of the prior sentence, the provisions of Section 7 of the Confidentiality Agreement are hereby terminated.

10.9.    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed and construed in accordance with the Laws of the State of New York (except to the extent that mandatory provisions of federal Law or the SCBCA are applicable).

(a)                Each of Parent, Merger Sub and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each party hereto irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of Parent, Merger Sub and the Company hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.9, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction.  Each of Parent, Merger Sub and the Company irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(b)               Parent hereby irrevocably designates its New York Branch, located at 31 West 52nd Street, New York, NY 10019 (in such capacity, the “Parent Process Agent”) its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any action, suit or proceeding arising out of or relating to this Agreement and such service shall be deemed complete upon delivery thereof to the Parent Process Agent; provided, that in the case of any such service upon the Parent Process Agent, the party effecting such service shall also deliver a copy thereof to Parent in the manner provided in Section 10.5.  Each of Parent, Merger Sub and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.5, such service of process to be effective upon acknowledgment of receipt of such registered mail.

(c)        Each of Parent, Merger Sub and the Company expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by Parent and the Company to jurisdiction and service contained in this Section 10.9 is solely for the purpose referred to in this Section 10.9 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

10.10.    Specific Performance.  Each of Parent, Merger Sub and the Company agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that Parent, Merger Sub and the Company shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 10.9 above, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11.    Severability.  Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.12.    Publicity.  Parent and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Related Agreements or the transactions contemplated hereby and thereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may be required by Law or the rules and regulations of the New York Stock Exchange, the Nasdaq Stock Market or, in the case of Parent, the Toronto Stock Exchange.  Without limiting the reach of the preceding sentence, Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.  In addition, the Company and its Subsidiaries shall (i) consult with Parent regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (ii) provide Parent with shareholder lists of the Company from time to time as requested by Parent and (iii) allow and facilitate Parent contact with shareholders of the Company for purposes of seeking Company shareholder approval of this Agreement or as the Company may otherwise reasonably agree.

10.13.    Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that each of Parent and Merger Sub may assign all or any of its rights and obligations hereunder to any wholly-owned subsidiary of Parent or Merger Sub; provided, that no such assignment shall change the amount or nature of the Merger Consideration, relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations or materially impede or delay the consummation of the Merger.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Except as otherwise specifically provided in Section 7.7 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.14.    Construction.  This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same.  Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same.  Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

THE TORONTO-DOMINION BANK

By:  _/s/ Riaz Ahmed______________
       Name: Riaz Ahmed
       Title: Executive Vice President

HUNT MERGER SUB, INC.

By:  _/s/ John R. Opperman_________

       Name: John R. Opperman

       Title: Vice President

THE SOUTH FINANCIAL GROUP, INC.

By:  _/s/ H. Lynn Harton_________

       Name: H. Lynn Harton

       Title: President and Chief Executive Officer

Exhibit A - Form of Share Purchase Agreement
Filed as Exhibit 2.2 to this Report on Form 8-K

Exhibit B - Certificate of Designations of Preferred Stock, Series M
Included in Exhibit 3.1 to this Report on Form 8-K